

December 28, 2010

Mr. J. Ross Craft
President and Chief Executive Officer
Approach Resources Inc.
One Ridgmar Centre
6500 West Freeway, Suite 800
Fort Worth, Texas 76116

> **Re:** **Approach Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Response Letters Dated December 17, 2010 and December 28, 2010**
> **File No. 001-33801**

Dear Mr. Craft:

     We have completed our review of your filings, and do not have any further comments at this time.

     Sincerely,

     Ethan M. Horowitz
     Branch Chief